Walton RE Securities, LLC
Statement of Financial Condition
December 31, 2022

Assets		
Cash	$	74,500
Prepaid expenses		22,514
Total assets		97,014
Liabilities and Member's equity		
Accounts payable and accrued liabilities		4,801
Due to related party		1,200
Total liabilities		6,001
Member's equity		91,013
Total liabilities and Member's equity	$	97,014